Mail Stop 3010

May 7, 2009

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17th Street, Suite 1200
Denver, Colorado 80202

>   **Re: CapTerra Financial Group, Inc.**
>   **Form 10-K/A for the year ended 12/31/2007**
>   **Form 10-Q/A for the periods ended 3/31/2008, 6/30/2008, and 9/30/2008**
>   **Filed on 4/15/2009 and 4/16/2009**
>   **File No. 000-50764**

Dear Mr. James W. Creamer III:

        We have reviewed your above referenced filings and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FILED ON APRIL 15, 2009

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note the date of the audit opinion has not changed despite disclosures in Note 18 regarding the restatement of the 2007 consolidated financial statements.   Given that the financial statements were amended after the original date of the auditor's report, please tell us how your auditors considered paragraph 7 of AICPA Auditing Standards Codification AU Section 530, which allows an auditor to either "dual date" its opinion or date its opinion at the later date.

Item 8A(T) Controls and Procedures, page 19

2.   Please tell us and consider disclosing the effect of the restatement on your conclusions regarding the effectiveness of your disclosure controls and procedures.   If you still conclude that the disclosure controls were effective, despite the restatement, please describe the basis for your conclusions.

Certifications

3.   We note that you have omitted the title of the certifying individual at the end of the certification for the 10-K/A for the year ended December 31, 2007 and the 10-Q/A for the periods ended June 30, 2008 and September 30, 2008.   Please confirm that you will revise your certifications in future filings to include the title of the certifying individual at the end of the certification.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

                                    Sincerely,

                                    Jorge Bonilla
                                    Senior Staff Accountant